Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Student Transportation Inc.

160 Saunders Road, Unit 6

Barrie, Ontario

L4N 9A4

Item 2	Date of Material Change

February 19, 2015

Item 3	News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on February 19, 2015 through Marketwired and subsequently filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

On February 19, 2015, Student Transportation Inc. (the “Issuer”) announced that that it had entered into an agreement, on a bought deal basis, to sell 10,420,000 common shares of the Issuer (the “Common Shares”) at a price of C$7.20 per Common Share to raise gross proceeds of C$75,024,000. The transaction is being underwritten by a syndicate led by Scotia Capital Inc. and National Bank Financial Inc. The Underwriters have the option to purchase up to an additional 15% of the offering at any time prior to 30 days following the closing date, to cover over-allotments, if any. Closing of the offering is expected to occur on or about March 6, 2015, and is subject to regulatory approvals.

The Common Shares will be offered by way of short form prospectus in all of the provinces and territories in Canada and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions.

Item 5	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and this report:

Denis J. Gallagher

Chief Executive Officer

(732) 280-4200

Item 9	Date of Report

February 25, 2015.

Schedule “A”

STUDENT TRANSPORTATION INC.

PRESS RELEASE

STUDENT TRANSPORTATION INC. ANNOUNCES

C$75 MILLION BOUGHT DEAL FINANCING – PUBLIC OFFERING OF COMMON SHARES IN

CANADA AND THE U.S.

February 19, 2015

Barrie (Ontario) – Student Transportation Inc. (“STI” or the “Company”) (TSX: STB and NASDAQ:STB) is pleased to announce that it has entered into an agreement, on a bought deal basis, to sell 10,420,000 newly issued common shares of STI (the “Common Shares”) at a price of C$7.20 per common share for aggregate gross proceeds of approximately C$75,024,000 (the “Offering”). The transaction is being underwritten by a syndicate led by Scotiabank and National Bank Financial Inc. Student Transportation intends to use the net proceeds of the Offering to repay debt and for general corporate purposes.

STI has also granted the Underwriters an over-allotment option to purchase up to an additional 1,563,000 newly issued common shares on the same terms and conditions as the Offering to cover over-allotments. The over-allotment option is exercisable in whole or in part at any time for up to 30 days following the closing of the Offering. If the option is exercised in full, Student Transportation will realize additional gross proceeds of approximately C$11,253,600. The Offering is subject to customary regulatory and stock exchange approvals, with closing expected to occur on or about March 6, 2015.

A preliminary short-form prospectus qualifying the distribution of the Common Shares has been filed with securities regulatory authorities in all of the provinces and territories of Canada and the Common Shares will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside Canada and the United States. A registration statement (including the preliminary short-form prospectus) relating to these securities has been filed with the United States Securities and Exchange Commission (the “SEC”) with respect to the Offering but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Company has filed a registration statement (including the preliminary short-form prospectus) with the SEC regarding the Offering. Before you invest, you should read the preliminary short form prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the preliminary short form prospectus if you request it by calling Scotia Capital Inc. collect in Canada or in the U.S., Attention: Equity Capital Markets (tel: 416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or Attention: Equity Capital Markets (tel: 212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281.

ABOUT STUDENT TRANSPORTATION INC.

Founded in 1997, Student Transportation Inc. is North America’s third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol “STB” and its convertible subordinated debentures trade on the Toronto Stock Exchange under the symbols “STB.DB.B”, “STB.DB.U” and “STB.DB.C” respectively.

For further information, please contact:

Investor Contacts:

Student Transportation Inc.

Patrick J. Walker

Chief Financial Officer and Executive Vice President

Student Transportation Inc.

Patrick T. Gallagher

Marketing and Communications Manager

Tel: (843) 884-2720

invest@ridesSTA.com

Notice on Forward Looking Statements:

Certain statements contained herein constitute “forward-looking statements”, including statements pertaining to closing of the Offering and the anticipated timing thereof and the anticipated use of proceeds of the Offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure or delay in satisfying any of the conditions to the completion of the Offering. In addition, there may be circumstances that are not known to the Company at this time where the use of the net proceeds of the Offering for purposes other than those currently intended is advisable or in the best interests of the Company. Additional information on these and other factors that could affect Student Transportations’ operations, financial results or dividend payments are included in Student Transportations’ annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, the SEC’s EDGAR website at www.sec.gov, or through the Company’s website at www.ridestbus.com. STI assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, other than as required by applicable securities laws. In the event STI does update any forward-looking statement, no inference should be made that it will make additional updates with respect to that statement, related matters, or any other forward-looking statement.